UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

October 15, 2024

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

+27(60) 786-9759
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Resignation of Manager

On December 6, 2024, Paul Andre Venter provided written notice of his resignation as a Manager of Slingshot USA, LLC, effective December 4, 2024, pursuant to Section 6.13(b) of the Company’s Operating Agreement. Section 6.13(b) states: “The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof...”

Mr. Venter’s appointment was to focus on the funding of the film’s production, which has been secured, and in lieu thereof, among other reasons, resigned. In the interim, Sanet Kritzinger will take over the position of CEO.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC

By: /s/ Bernardus Lans

Chief Financial Officer

December 10, 2024